Exhibit 21.1
Ocugen, Inc.
List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization
Ocugen Limited	Ireland
Ocugen OpCo, Inc.	Delaware
Histogenics Securities Corporation	Massachusetts